14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 13, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Monetiva Inc.
Registration Statement on Form S-1
Filed January 10, 2023
File No. 333-269171

Dear Mr. Regan:

We are in receipt of your letter dated February 6, 2023, setting forth certain comments to the Registration Statement on Form S-1 (the “S-1”), which was filed on January 10, 2023 by Monetiva Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Form S-1 filed January 10, 2023

Business and Properties

Our Current Business, page 29

1.	We note your disclosure that you are a start-up company in the developmental phase of the business cycle except in the U.S. which is already developed and that USA is established. We also note your disclosure that you expect to conclude Phase I of your business plan in Winter 2023. Please explain clearly what you mean by USA is established and already developed in the United States, given the status of Phase I of your business plan. Also, explain clearly what you mean by Mexico is under process, and India is still under way.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) which includes revised business description, as requested.

2.	We note your disclosure on page 1 regarding the upfront fees payable under the terms of the Processing Service Agreement with EndlessOne Global, Inc. Please tell us whether there are any other material fees payable under that agreement and provide disclosure, as appropriate. Also, clarify the current relationship between Pierre Sawaya and EndlessOne Global, Inc.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes revised disclosure regarding fees paid and payable to EndlessOne Global Inc. under the Processing Services Agreement and clarification of Mr. Sawaya’s relationship with EndlessOne Global Inc., as requested.

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3.	We note that certain portions of Exhibit 10.3 have been redacted. Pursuant to Item 601(b)(10)(iv), please revise your exhibit index to reflect that certain information has been excluded from these exhibits.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes a revised description of Exhibit 10.3, as requested.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Pierre Sawaya, President

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